Scott M. Sellick
Vice President and Chief Accounting Officer
August 31, 2009
VIA EDGAR
Mr. John Cash
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549-4631
Re:	Libbey Inc. Form 10-K for the fiscal year ended December 31, 2008 Definitive Proxy Statement, April 8, 2009 Form 10-Q for the quarter ended March 31, 2009 File #1-12084
Dear Mr. Cash:
This letter is in response to your comment letter dated July 2, 2009 (copy attached). For your ease of reference, we have enumerated the Staff’s comments below in bold, with the corresponding response set forth immediately below the applicable comment. Where applicable, we have also included any additional disclosures or other revisions that will appear in the Company’s future filings with the Commission. Please note that the prepared disclosures included in our responses have been drafted based upon the information available as of the date of this letter, unless otherwise noted.
Form 10-K for the year ended December 31, 2008
Business, page 1
General
SEC Comment #1:
Because of the nature of your business, the discussion about your working capital practices appears limited. Please expand your disclosure related to information contained in subparagraph (c)(1)(vi) of Item 101 of Regulation S-K, to the extent that such information is material. Please show us in your supplemental response what the revisions will look like.
Management Response #1:
We will revise future 10-K filings to include a more detailed discussion of our working capital practices, establishing the relationship between the seasonal impacts currently discussed and their

300 Madison Avenue	Post Office Box 10060	Toledo, OH 43699-0060	419-325-2135	FAX: 419-325-2749
Internet: sellism@libbey.com

Mr. John Cash
August 31, 2009

related impact on our working capital levels. The revised disclosure in our “Seasonality” discussion of the Business section would appear as follows:
Primarily due to the impact of consumer buying patterns and production activity, our sales and operating income, excluding special charges, tend to be stronger in the second half and weaker in the first half of each year. In addition, our cash flow from operations tends to be stronger in the second half of the year and weaker in the first half of the year due to seasonal working capital trends. In particular, our inventory levels typically reach their highest levels in the third quarter of the year, and decrease in the following quarter due to seasonally higher sales which typically peak in the fourth quarter of the year. In addition, our receivables typically peak during the third and early fourth quarters and begin to decrease by the end of the year as cash collections continue through the end of December, but limited shipments occur during the final week of the year. Our payables normally peak during the third and fourth quarters of the year as a result of our increased production levels going into those quarters, but are not significant enough to provide relief for total working capital needs caused by increased investment in inventories. Accordingly, our overall investment in working capital will normally reach higher levels through the summer months as we build inventory during slower sales periods in order to allow for optimum customer service and timely delivery during the higher sales periods in the second half of the year, when sales typically exceed short term production capabilities. Although little information with respect to the company’s competitors is publicly available, the Company believes that its experience with working capital is generally consistent with the experience for the industry as a whole.
Risk Factors, page 10
Our high level of debt, as well as incurrence of additional debt, may limit our operating flexibility, which could adversely affect our results of operations...page10
SEC Comment #2:
Given the company’s declining financial performance for the quarters ended December 31, 2008 and March 31, 2009, please enhance your risk factor disclosure to provide a more qualitative discussion about the risks imposed on the company’s liquidity needs, and to extent possible, quantify these risks. For example, we note your Capital Resources and Liquidity discussion on page 38 where you disclose that interest on the PIK Notes will become payable in cash beginning December 1, 2009. Please show us in your supplemental response what the revisions will look like.
Management Response #2:
The penultimate paragraph of this risk factor identifies, as potential consequences should the company experience liquidity problems, the following:
. . . we might have to sell assets, delay planned investments, obtain additional equity capital or restructure our debt. Depending on the circumstances at the time, we may not be able to accomplish any of these actions on favorable terms or at all.

Mr. John Cash
August 31, 2009

In addition, management has provided additional disclosure regarding these risks in the risk factor entitled “Slowdowns in the retail, travel, restaurant and bar, or entertainment industries, such as those caused by general economic downturns, terrorism, health concerns or strikes or bankruptcies within those industries, could reduce our revenues and production activity levels.” Management believes it is currently difficult and highly speculative to quantify many of the risks that we may experience in this uncertain economic environment in which we operate. In response to the Staff’s request, we have quantified and expanded the disclosure related to the incremental cash interest payable beginning December 1, 2009, when interest on the PIK Notes becomes payable in cash. We also agree that it is appropriate to provide greater clarity with respect to the nature of the covenants contained in the agreements governing the ABL Facility, the Senior Secured Notes and the PIK Notes.
Accordingly, in our Form 10-Q for the period ended June 30, 2009, filed with the Commission on August 7, 2009, we updated this risk factor. Our revised risk factor as disclosed in our second quarter Form 10-Q filing appeared as follows:
Our high level of debt, as well as incurrence of additional debt, may limit our operating flexibility, which could adversely affect our results of operations and financial condition and prevent us from fulfilling our obligations.
We have a high degree of financial leverage. As of June 30, 2009, we had $543.0 million of debt outstanding, net of discounts and warrants. Of that amount:
•	approximately $16.9 million consisted of debt under our ABL Facility, which is secured by a first-priority lien on our assets;

•	approximately $306.0 million consisted of the Senior Secured Notes, which are secured by a second-priority lien on our collateral;

•	approximately $160.9 million consisted of the PIK Notes, which are secured by a third-priority lien on our collateral;

•	RMB 250 million (approximately $36.6 million) consisted of a loan made by China Construction Bank Corporation Langfang Economic Development Area Sub-Branch (“CCBC”), the entire proceeds of which we used to finance the construction of our Greenfield manufacturing facility in China that began operations in early 2007;

•	RMB 50 million (approximately $7.3 million) consisted of a loan, which is fully drawn, made by CCBC to finance the working capital needs of our China facility; and

•	11 million euro (approximately $15.5 million) consisted of a loan, which is fully drawn, made by Banco Espirito Santo, S.A. (“BES Euro Line”) to finance operational improvements associated with our Portuguese operations.
Our ABL Facility provides for borrowings up to $150.0 million by Libbey Glass and Libbey Europe B.V. (a non-guarantor subsidiary). As a result of borrowing base limitations, the remaining unused availability under the ABL Facility at June 30, 2009 was $56.6 million.
Since we issued the PIK Notes in 2006, interest has been payable semi-annually through the issuance of additional PIK Notes. Commencing December 1, 2009, interest on the PIK Notes will be payable semi-annually in cash. The semi-

Mr. John Cash
August 31, 2009

annual cash interest payment that we are obligated to make on the PIK Notes on December 1, 2009 is approximately $12.9 million.
Our loan agreements, including our agreements governing the ABL Facility, the indenture governing the Senior Secured Notes and the indenture governing the PIK Notes, require us to comply with certain covenants. For example, our ABL Facility requires us to maintain a minimum fixed charge coverage ratio if the remaining unused availability under our ABL Facility is less than $15.0 million.
Although the respective indentures governing the Senior Secured Notes and the PIK Notes do not contain financial covenants, they do contain other covenants that limit our operational and financial flexibility, such as by limiting the additional indebtedness that we may incur, limiting certain business activities, investments and payments, and limiting our ability to dispose of certain assets.
Our agreements governing the ABL Facility, the Senior Secured Notes and the PIK Notes limit the additional indebtedness that we may incur, but we are permitted, subject to certain limitations, to incur additional debt in the future.
Our high degree of leverage, as well as the incurrence of additional debt, could have important consequences for our business, such as:
•	making it more difficult for us to satisfy our financial obligations, including with respect to the Senior Secured Notes and the PIK Notes;

•	limiting our ability to make capital investments in order to expand our business;

•	limiting our ability to obtain additional debt or equity financing for working capital, capital expenditures, product development, debt service requirements, acquisitions or other purposes;

•	limiting our ability to invest operating cash flow in our business and future business opportunities, because we use a substantial portion of these funds to service debt and because our covenants restrict the amount of our investments;

•	limiting our ability to withstand business and economic downturns and/or place us at a competitive disadvantage compared to our competitors that have less debt, because of the high percentage of our operating cash flow that is dedicated to servicing our debt.
Although we have taken a number of steps to enhance our liquidity to date in 2009 (including those announced in February 2009), if cash generated from operations is insufficient to satisfy our liquidity requirements, if we cannot service our debt or if we fail to meet our covenants, we could have substantial liquidity problems. In those circumstances, we might have to sell assets, delay planned investments, obtain additional equity capital or restructure our debt. Global financial markets and economic conditions have been, and continue to be volatile. The credit and capital markets remain challenging. These issues may make it difficult to obtain funding in future periods. If cash from operations and cash available from our ABL Facility are not sufficient to meet our needs, including our obligation to pay the cash interest on the PIK Notes that is payable on December 1, 2009, we cannot assure you that we will be able to obtain additional financing in sufficient amounts and/or on acceptable terms in the future or when our ABL Facility matures in December 2010. Furthermore,

Mr. John Cash
August 31, 2009

because of the current price of our stock, we cannot anticipate that it would be desirable to sell additional equity, even if we were able to do so.
In addition, our failure to comply with the covenants contained in our loan agreements could result in an event of default that, if not cured or waived, could result in the acceleration of all of our indebtedness.
For further information concerning our borrowings, see “Management’s Discussion and Analysis; Capital Resources and Liquidity — Borrowings” and Note 4 to our Consolidated Financial Statements.
SEC Comment #3:
At the end of the first paragraph of this risk factor disclosure, you disclose that the ABL Facility and the indentures governing the Senior Secured Notes and the PIK Notes impose compliance with certain financial covenants and maintenance of certain financial ratios. Considering the reported decline in Libbey’s financial performance, please expand your MD&A disclosure to discuss the most material covenants under these debt arrangements and whether you are in compliance with them. To the extent that there has been a tightening of any ratios, and you foresee potential future noncompliance with these covenants and ratios, please disclose the measures the company intends to take to remedy the potential noncompliance. Please show us in your supplemental response what the revisions will look like.
Management Response #3:
The first paragraph of this risk factor indicates that:
Our ABL Facility, the indenture governing the Senior Secured Notes and the indenture governing the PIK Notes require us to comply with certain covenants, including limits on additional indebtedness, certain business activities and investments and, under certain circumstances in the case of our ABL Facility, the maintenance of financial ratios.
The sentence quoted above provides examples of the non-financial covenants contained in the agreements governing our ABL Facility, the Senior Secured Notes and the PIK Notes. And, as the underlined phrase indicates, only the documents governing the ABL Facility contain financial covenants. The respective indentures governing the Senior Secured Notes and the PIK Notes do not contain financial covenants. We added language to Note 4 — Borrowings in our second quarter 2009 Form 10-Q filing to clarify the non-existence of financial covenants for the Senior Notes and PIK Notes. That footnote now states that “Neither the Senior Notes nor the indenture governing them contain financial covenants” in the description of the Senior Notes. The footnote also states that “Neither the PIK Notes nor the indenture governing them contain financial covenants” in the description of the PIK Notes.
With respect to the ABL Facility, we are required to maintain a minimum fixed charge coverage ratio only if the remaining unused availability under our ABL Facility is less than $15.0 million. The discussions of our Capital Resources and Liquidity on page 38 and Note 8 to our Consolidated Financial Statements on page 68 confirm that the remaining unused availability under our ABL Facility at December 31, 2008 was $44.6 million, well in excess of the $15.0 million figure at which the minimum fixed charge coverage ratio would be triggered. Moreover, the remaining unused availability under our ABL Facility at March 31, 2009 increased by $4.4 million (to $49.0 million), and increased $12.0 million (to $56.6 million) at June 30, 2009,

Mr. John Cash
August 31, 2009

compared to the remaining unused availability at December 31, 2008. The increase in our remaining unused availability, and the increase in our cash balance to $16.5 million at March 31, 2009 and $24.1 million at June 30, 2009, compared to our cash balance of $13.3 million at December 31, 2008, are attributable to the actions identified under the Executive Overview, pages 26-27, of our Form 10-K, as well as to decreased production activity and significant reductions in inventory and accounts receivable, as disclosed in our Form 10-Q for the first quarter of 2009. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations; Capital Resources and Liquidity,” pages 30-33 of our Form 10-Q for the first quarter of 2009. We have also enhanced this MD&A discussion with the information described above in our Form 10-Q for the second quarter of 2009 under “Capital Resources and Liquidity” on page 44 of the filing. In future filings, if we believe that our remaining unused availability under our ABL Facility is reasonably likely to dip below the $15.0 million threshold at which the fixed charge coverage ratio would be triggered, we will appropriately disclose the potential future non-compliance with this ratio and the measures we intend to take to remedy the potential non-compliance. At this time, however, we do not believe that it is reasonably likely that the fixed charge coverage ratio will be triggered, therefore we do not believe that disclosure of that potential noncompliance is required.
If we have a fair value impairment in a business segment, net earnings and net worth could be materially adversely affected ...page 12
SEC Comment #4:
We note your Goodwill disclosure on page 65 of the notes to the consolidated financial statements. Please expand your risk factor disclosure to provide investors with a clear understanding of how likely the risk of future impairment charges is, and to the extent possible, quantify that risk. Please show us in your supplemental response what the revisions will look like.
Management Response #4:
As of year-end 2008 and thus far in 2009 we have not identified a likely future impairment charge. As such, we will expand our disclosures in future filings on Form 10-K to include a discussion consistent with the following:
If we have a fair value impairment in a business segment, net earnings and net worth could be materially adversely affected by a write down of goodwill or intangible assets
We have recorded a significant amount of goodwill, which represents the excess of cost over the fair value of the net assets of the business acquired, and other identifiable intangible assets, including trademarks and trade names. Impairment of goodwill and other identifiable intangible assets may result from, among other things, deterioration in our performance, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of or affect the products sold by our business, and a variety of other factors. The amount of any impairment must be expensed immediately as a charge that is included in operating income. In 2008, we adjusted goodwill and other identifiable intangible assets by $11.9 million. After that adjustment, as of December 31, 2008, goodwill and other identifiable intangible assets totaled $192.9 million on the Consolidated Balance Sheets.

Mr. John Cash
August 31, 2009

The annual impairment analysis requires significant judgments and estimates to be made by management, primarily regarding expected growth rates, the terminal value calculation for cash flow and the discount rate. Expected growth rates are determined based on internally developed forecasts considering future financial plans of the Company. The terminal cash flow value is established based on expected growth rates, capital spending trends and investment in working capital to support anticipated sales growth. The discount rate used is estimated based on an analysis of comparable company weighted average costs of capital which considered market assumptions obtained from independent sources. Estimates used by management in this analysis could be materially impacted by factors such as specific industry conditions, changes in cash flow from operations and changes in growth trends. The assumptions used are management’s best estimates based on projected results and market conditions as of the date of testing. Significant changes in these key assumptions could result in indicators of impairment when completing the annual impairment analysis. We remain subject to future financial statement risk in the event that goodwill or other identifiable intangible assets become further impaired.
See the further discussion of the key assumptions in the Critical Accounting Estimates in Item 7.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25
Executive Overview, page 25
SEC Comment #5:
Please disclose who the “most prominent players” in the food industry are. We note your disclosure in the third bullet point of your 2008 highlights disclosure.
Management Response #5:
As we indicated in the disclosure, we received no less than seven vendor of the year awards from the most prominent players in our foodservice industry. The foodservice industry includes full-service restaurants, limited-service restaurants, cafeterias, quick-serve restaurants, bars & taverns, caterers, cruise ships, airlines and other businesses that serve food or beverages, as well as the manufacturers, distributors and suppliers who provide food, beverages, machinery, equipment and other supplies to them. In addition to being recognized by Sysco Corporation (NYSE: SYY) as one of its “Top 100” suppliers (specifically #27 out of more than 2,000 suppliers in all categories of products that Sysco distributes), Libbey was named:
•	Top Tabletop Supplier of the Year by Edward Don & Company;

•	Vendor of the Year by Next Day Gourmet (U.S. Foodservice);

•	Vendor of the Year by Darden Restaurants (NYSE: DRI), which owns, among other brands, The Capital Grille, Olive Garden, Red Lobster and Longhorn Steakhouse;

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August 31, 2009

•	Vendor of the Year by OSI Restaurant Partners, LLC, which owns, among other brands, Roys, Outback Steakhouse, Carrabba’s Italian Grill and Bonefish Grill;

•	Tabletop Vendor of the Year by Allied Buying Corporation;

•	Smallwares Supplier of the Year by UNO Chicago Grill Restaurants;

•	Vendor of the Year by Bargreen Ellison; and

•	“Best in Class,” as the leading tabletop supplier, for the eighth straight year, by FES Magazine.
Capital Resources and Liquidity
Discussion of 2008 vs. 2007 Cash Flow, page 36
SEC Comment #6:
We note your analysis of cash used in operating activities. In future periodic filings, please revise your disclosures to discuss the underlying reasons for any significant changes in the line items in your operating cash flows, specifically working capital items. Refer to Item 303(a) or Regulation S-K and to SEC Release 33-8350.
Management Response #6:
While our disclosures on page 34 include comparative information as well as commonly used ratios for each of the components of working capital at the balance sheet date, we appreciate the Staff’s concern that further discussion of these elements is an essential part of any discussion of cash flow which includes the disclosure of “Net cash (used in) provided by operating activities.” We recognize the importance that investors place on discussions of working capital issues. In future filings, we will revise our cash flow discussions to include comments on the relevant factors impacting cash flow from operations, including appropriate detail on any relevant influence from the components of working capital. As an example, we have included the following discussion in our recently filed Form 10-Q for the second quarter of 2009:
Our net cash provided by operating activities was $24.7 million in the second quarter of 2009, compared to net cash provided by operating activities of $5.1 million in the year-ago quarter, or an improvement of $19.6 million. The major factors impacting cash flow from operations were a $20.4 million improvement in working capital performance compared to the prior year quarter, as cash flow improvements of $21.0 million from inventory and $1.2 million from accounts receivable were more than enough to offset the unfavorable swing of $1.8 million in cash flow from accounts payable, reflecting our efforts to improve liquidity during the current economic downturn. The cash generated from these cash flow improvements was utilized to pay down debt and increase our cash balance.
Critical Accounting Estimates
Fixed Assets, page 41

Mr. John Cash
August 31, 2009

SEC Comment #7:
We note that the evaluation of the recoverability of long-lived assets required you to make various estimates and assumptions. Please revise future filings to comprehensively address how you evaluated your fixed assets for impairment. Specifically address the following:
•	Identify the nature of your asset groups and provide a more comprehensive discussion of how you estimate the future cash flows of your asset groups to test them for recoverability. Refer to paragraphs 16-21 of SFAS 144;

•	Identify those asset groups for which their undiscounted cash flows are not materially different from their carrying amount and quantify the carrying amount of those assets groups. In this regard, your disclosures should clearly communicate to investors the amount of your property, plant and equipment that is at-risk for impairment, as this is your largest asset;

•	Quantify the material assumptions (ranges and/or weighted averages) underlying your undiscounted cash flow analyses and quantify the potential impact of changes in each material assumption by providing sensitivity analyses.
Management Response #7:
We intend to expand our disclosure in future filings on Form 10-K to include a discussion similar to the following, as appropriate:
Fixed Assets
We assess our property, plant and equipment for possible impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable or a revision of remaining useful lives is necessary. Such indicators may include economic and competitive conditions, changes in our business plans or management’s intentions regarding future utilization of the assets or changes in our commodity prices. An asset impairment would be indicated if the sum of the expected future net pretax cash flows from the use of an asset (undiscounted and without interest charges) is less than the carrying amount of the asset. An impairment loss would be measured based on the difference between the fair value of the asset and its carrying value. The determination of fair value is based on an expected present value technique in which multiple cash flow scenarios that reflect a range of possible outcomes and a risk-free rate of interest are used to estimate fair value or on a market appraisal. Projections used in the fair value determination are based on internal estimates for sales and production levels, capital expenditures necessary to maintain the projected production levels, and remaining useful life of the assets. These projections are prepared at the lowest level at which we have access to cash flow information and complete financial data for our operations, which is generally at the plant level.
Determination as to whether and how much an asset is impaired involves significant management judgment involving highly uncertain matters, including estimating the future success of product lines, future sales volumes, future selling prices and costs, alternative uses for the assets, and estimated proceeds from disposal of the assets. However, the impairment reviews and calculations are based on estimates and assumptions that take into account our business plans and

Mr. John Cash
August 31, 2009

long-term investment decisions. As announced during 2008, our plans to cease production at our Syracuse China facility represented an indicator for impairment for that facility. Accordingly, our impairment analysis resulted in the write-down of our carrying value for that facility to the estimated fair value less cost to sell. We also reviewed other asset groups within our operations for indicators of impairment, and as a result recorded an impairment charge for certain fixed assets as disclosed in Notes 7 and 9.
In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company also performs an impairment analysis for its definite useful lived intangible assets annually or when factors indicating impairment are present. There were no indicators of impairment noted in 2008 that would require an impairment analysis to be performed for the Company’s definite useful lived intangible assets.
Goodwill and Indefinite Life Intangible Asset, page 41
SEC Comment #8:
Given the significance of your goodwill balance we believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment analysis relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. In this regard, in future filings please consider providing additional quantitative disclosures to convey the risk that impairment charges may be recorded. For example, consider the following items:
•	Explain how you assigned goodwill to your reporting units and your basis for determining your reporting units;

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes;

•	Whether your assumptions and methodologies used in the current year have changed since the prior year highlighting the impact of any changes.
Management Response #8:
We will revise future filings, starting with Form 10-K for the period ended December 31, 2009 (or sooner if impairment indicators are present) to address this comment. An example of what this revised disclosure would look like is as follows:
Goodwill and Indefinite Life Intangible Assets
Goodwill at December 31, 2008 was $166.7 million, representing 20.3 percent of total assets. Goodwill represents the excess of cost over fair value of assets acquired for each reporting unit. Our reporting units are one level below the operating segment level, represent the lowest level of the business for which financial statements are prepared internally, and may represent a single facility (operating component) or a group of plants under a common management team. Goodwill impairment tests are completed for each reporting unit as of October 1 of each year, or more frequently in certain circumstances where impairment indicators arise. When performing our test for impairment, we use the discounted cash flow method, which incorporates the weighted

Mr. John Cash
August 31, 2009

average cost of capital of a hypothetical third party buyer (which we refer to as the “discount rate”) to compute the debt free fair value of each reporting unit based on projected cash flows from operations. These cash flow projections are based in part on sales projections for the next several years, capital spending trends and investment in working capital to support anticipated sales growth, which are updated at least annually and reviewed by management. The fair value is then compared to the carrying value. To the extent that fair value exceeds the carrying value, no impairment exists. However, to the extent the carrying value exceeds fair value, we compare the implied fair value of goodwill to its book value to determine if an impairment charge should be recorded.
The discount rates used in present value calculations are updated annually. We also use available market value information to evaluate fair value. The total of the fair values of the segments less debt was reconciled to end of year total market capitalization. The discount rates used in the 2008 goodwill impairment analysis ranged from 14.7 percent to 16.3 percent as compared to a range of 12.2 percent to 13.9 percent used in the 2007 test. The increase in the discount rate resulted from the current credit crisis, which has significantly affected the financial markets and economies in the countries in which we have operations, and from the increased uncertainty as to our ability to meet short term and long term forecasts. The cash flow terminal growth rates used in the 2008 goodwill impairment analysis ranged from 2.0 percent to 4.0 percent as compared to 4.0 percent used in the 2007 test. Management believes these rates are reasonable based upon historical growth rates and its expectations of future economic conditions in the markets in which we operate. Any changes in the discount rate or cash flow terminal growth rate would move in tandem. For example, the discount rate is higher in part due to uncertainty as to our ability to meet short term and long term forecasts. As such, if we were to reduce the cash flow terminal growth rate, we would also reduce the discount rate.
The discounted cash flow model used to determine fair value for the goodwill analysis is most sensitive to the discount rate and terminal cash flow assumptions. A sensitivity analysis was performed on these factors for all reporting units and it was determined, assuming all other assumptions remain constant, that the discount rate used could be increased by a factor of 2.0 percent or the terminal cash flow could decrease by 4.0 percent and all reporting units’ estimated fair values would still exceed their carrying values. Significant changes in the estimates and assumptions used in calculating the fair value of the segments and the recoverability of goodwill or differences between estimates and actual results could result in impairment charges in the future.
As of October 1, 2008, our review did not indicate an impairment of goodwill. During the fourth quarter of 2008, the global economic environment weakened, causing an adverse effect on our business environment and our related future cash flow projections. This was considered an impairment indicator, which caused us to test for goodwill impairment as of December 31, 2008. As a result of the December 31, 2008 testing, we recorded a goodwill impairment charge of $9.4 million at our International segment. This impairment is further disclosed in notes 5, 6 and 9 to the Consolidated Financial Statements.
Individual indefinite life intangible assets are also evaluated for impairment on an annual basis, or more frequently in certain circumstances where impairment indicators arise. Total indefinite life intangible assets at December 31, 2008 were $13.1 million, representing 1.6 percent of total assets. When performing our test for impairment, we use a discounted cash flow method (based on a relief from royalty calculation) to compute the fair value, which is then compared to the carrying value of the indefinite life intangible asset. To the extent that fair value exceeds the

Mr. John Cash
August 31, 2009

carrying value, no impairment exists. This was done as of October 1st for each year presented. As of October 1, 2008, our review did not indicate an impairment of indefinite life intangible assets. During the fourth quarter of 2008, the global economic environment weakened, causing an adverse effect on our business environment. This was an impairment trigger event, which caused us to test for impairment on our indefinite life intangible assets as of December 31, 2008. As a result of the December 31, 2008 testing, we recorded an indefinite life intangible asset impairment charge of $2.5 million at our International segment. The announcement in December, 2008 that we would be closing our Syracuse China manufacturing facility in April 2009 was an impairment trigger event for the Syracuse China reporting unit. An impairment loss for intangible assets of $0.3 million was recorded in 2008 for our Syracuse China facility. These impairments are further disclosed in notes 5, 6 and 9 to the Consolidated Financial Statements.
Consolidated Statements of Cash Flows, page 54
SEC Comment #9:
Please tell us what borrowings make up “other net borrowings (repayments)” in Financing Activities on your statements of cash flows. Explain why this presentation is in compliance with paragraph 11-13 of SFAS 95.
Management Response #9:
Paragraphs 11-13 of SFAS 95 indicate that information about the gross amount of cash receipts and payments is more meaningful than information about the net of such amounts. An exception is allowed in cases where turnover is quick, amounts are large and maturities are short. The subject disclosure in our 2008 report on Form 10-K is compliant with SFAS 95 as the amounts on this line for each year do not represent the netting of various borrowings and payments from debt instruments in any given year but represent activity primarily related to revolving credit facilities and working capital loans. Details for each year are as follows:
2006	—	Of the $81.0 million in repayments, we utilized $69.4 million to pay off a credit facility and another $10.4 million to repay borrowings from a revolving credit facility. These borrowing levels may change daily. Part of this borrowing capacity was replaced by borrowings from our ABL facility, which is disclosed on a separate line in our Statement of Cash Flows. The remaining payments were related to other borrowings and are considered immaterial.

2007	—	The $20.3 million of borrowings consisted primarily of two amounts: $13.8 million of borrowings on our BES working capital line and borrowings of $6.6 million from our RMB working capital loan related to our operations in China, as disclosed in Note 9 — Borrowings in our report on Form 10-K for the period ended December 31, 2007. These borrowings were offset by an immaterial payment ($0.1 million) on a loan.

2008	—	The $3.3 million of repayments included net payments of $1.9 million during the year on our ABL line and payments of $1.4 million on other borrowings. The payments of $1.9 million should have been included in the “Net borrowings/(repayments) on ABL credit facility” line in our Consolidated Statements of Cash Flows for the year ended December 31, 2008. The inadvertent misclassification of this item is immaterial as it had no impact on the “Net cash (used in) provided by financing

Mr. John Cash
August 31, 2009

activities” of the Company. Disclosure of this item will be adjusted and properly classified in our next filing on Form 10-K for the year ended December 31, 2009.
In order to avoid confusion as to whether items are netted in the line captioned “Other net borrowings (repayments)” in our Statement of Cash Flows, we have modified the caption, beginning with our report on Form 10-Q for the period ended June 30, 2009.
Notes to the Consolidated Financial Statements
8. Borrowings, page 66
SEC Comment #10:
We note that your ABL Facility agreement does not require compliance with a fixed charge coverage ratio covenant unless aggregate unused availability falls below $15 million. In future filings, if it becomes reasonably likely that you may not comply with a material covenant, please present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum ratios/amounts required as of each reporting date. Such presentation will allow investors to more easily understand your current ability to meet your financial covenants. It may also be necessary to show specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if applicable. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.
Management Response #10:
With respect to the ABL Facility, we are required to maintain a minimum fixed charge coverage ratio only if the remaining unused availability under our ABL Facility is less than $15.0 million. The discussions of our Capital Resources and Liquidity on page 38 and Note 8 to our Consolidated Financial Statements on page 68 confirm that the remaining unused availability under our ABL Facility at December 31, 2008 was $44.6 million, well in excess of the $15.0 million figure at which the minimum fixed charge coverage ratio would be triggered. The remaining unused availability under our ABL Facility at March 31, 2009 increased by $4.4 million (to $49.0 million), and increased by $12.0 million (to $56.6 million) at June 30, 2009 compared to the remaining unused availability at December 31, 2008. In future filings, if we believe that our remaining unused availability under our ABL Facility is reasonably likely to dip below the $15.0 million threshold at which the fixed charge coverage ratio would be triggered, we will make the appropriate disclosures. At this time, however, we do not believe it is reasonably likely that the fixed charge coverage ratio will be triggered.
SEC Comment #11:
In future filings please indicate whether you are obligated by covenants under the Senior Notes or the PIK Notes and whether you are in compliance with those covenants at the end of the most recent period presented.
Management Response #11:
We are not obligated by financial covenants under the Senior Notes or the PIK Notes. In our Form 10-Q for the period ended June 30, 2009, we have clarified this in our discussion of the

Mr. John Cash
August 31, 2009

Senior Notes and PIK Notes in the Borrowings footnote. As an example, in our discussion of terms for the Senior Notes, we have added the following statement: “Neither the Senior Notes nor the indenture governing them contain financial covenants.” We have added a similar statement to the discussion of terms for the PIK Notes as follows: “Neither the PIK Notes nor the indenture governing them contain financial covenants.” To the extent applicable, we will continue to include this clarification language in future disclosures.
9. Special Charges, page 71
Facility Closures, page 72
SEC Comment #12:
In the third paragraph you disclose that the fair market value of the assets was determined by “independent outside appraisals”. Please identify the party or parties who performed the appraisals and incorporate the disclosure in your future filings.
Management Response #12:
Management will revise disclosures in future filings to ensure that if we identify or refer to experts we will make the appropriate disclosures and file the necessary consent as an exhibit.
10. Income Taxes, page 75
SEC Comment #13:
Given the significance of your deferred tax asset valuation allowance, please enhance your future disclosures by identifying the positive and negative evidence you consider besides the legal entity or consolidated group’s historical and projected financial results when determining if a valuation allowance was necessary. Refer to paragraphs 23 and 24 of SFAS 109.
Management Response #13:
We have expanded this discussion in our Form 10-Q for the six months ended June 30, 2009 and will maintain the expanded discussion in future filings. Our expanded disclosure in our most recent filing on Form 10-Q reads as follows:
In the United States and China, we have recorded a full valuation allowance against our deferred income tax assets. In addition, partial valuation allowances have been recorded in the Netherlands, Portugal and Mexico. In assessing the need for recording a valuation allowance we weigh all available positive and negative evidence. Examples of the evidence we consider are cumulative losses in recent years, losses expected in early future years, a history of potential tax benefits expiring unused, whether there was an unusual, infrequent, or extraordinary item to be considered. We intend to maintain these allowances until it is more likely than not that the deferred income tax assets will be realized.

Mr. John Cash
August 31, 2009

11. Pension, page 79
SEC Comment #14:
We note at December 31, 2008, that approximately 44% of your U.S. pension plan assets were held in equity securities and that you experienced a significant loss on your plan assets. To the extent material, in future filings please expand your discussion to include the impact market conditions have had on plan assumptions and the net pension expense, as well as the expected impact on future operations from a decrease in plan assets, changes in expected return and amortization of actuarial losses. Please also address potential funding requirements relative to your accumulated benefit obligation and the implications to current and future liquidity resulting from potential incremental cash payments required to maintain funding requirements.
Management Response #14:
The actual decrease in our pension plan asset values was not determinable as of the date of this letter; however, actual returns on our pension plan assets will be disclosed in our report on Form 10-K for the year ended December 31, 2009 once the annual actuarial valuations are completed. Further, the sensitivity analysis included in the disclosure below will be completed accordingly. In addition to our current disclosures, we propose to modify our disclosure as indicated below.
Our proposed modified disclosure follows:
The recent decline in current market conditions has resulted in decreased valuations of our pension plan assets. Based on actuarial valuations and current pension funding requirements, we do not currently anticipate significant changes to current cash contribution levels in 2010. We currently expect to fund approximately $                     in cash contributions to our pension plans in 2010. However, it is likely that greater cash contributions may be required in 2011. Although a continued decline in market conditions, changes in current pension law and uncertainties regarding significant assumptions used in the actuarial valuations may have a material impact on future required contributions to our pension plans, we currently do not expect funding requirements to have a material adverse impact on current or future liquidity.
The actuarial valuations require significant estimates and assumptions to be made by management, primarily with respect to the discount rate and expected long-term return on plan assets. These assumptions are all susceptible to changes in market conditions. The discount rate is based on representative bond yield curves. In determining the expected long-term rate of return on plan assets, we consider historical market and portfolio rates of return, asset allocations and expectations of future rates of return.
Considering 2009 results, the disclosure below provides a sensitivity analysis of the impact that changes in the significant assumptions would have on 2009 and 2010 pension expense and 2010 funding requirements:

(in thousands)	Percentage	Effect on Annual Expense
Assumption	Point Change	2009	2010

Discount rate	+/- 100 basis points	$XXX / $XXX	$XXX / $XXX
Long-term rate of return on assets	+/- 100 basis points	$XXX / $XXX	$XXX / $XXX

Mr. John Cash
August 31, 2009

The assets held by our pension plans realized a rate of return of approximately X percent during 2009. A 1 percent decrease in 2009 asset returns would have increased required 2010 plan year contributions by approximately $X million. It is important to note that plan year contributions for U.S. qualified pension plans are required to be paid over a two year period. Therefore, an increase in required 2010 plan year funding due to lower 2009 asset returns may not affect expected cash flows until calendar year 2011.
Exhibit index, page 115
SEC Comment #15:
We note that you have not filed the exhibits and schedules to the Credit Agreement (Exhibit 4.6). Please advise. Refer to Item 601(b)(10) of Regulation S-K. Also, please correct the June 12, 2006, date (the Current Report in Form 8-K was actually filed on June 21, 2006).
Management Response #15:
The date reference has been corrected, beginning with our filing on Form 10-Q for the period ended June 30, 2009. This second quarter filing on Form 10-Q also includes, under exhibit 4.1, the exhibits and schedules related to this Credit Agreement.
Definitive Proxy Statement filed April 8, 2009
In what form did Libbey deliver compensation to its executives in 2008, and what purposes do the various forms of compensation serve?
SEC Comment #16:
We note footnote (2) disclosure on page 24 about the factors that the compensation committee considered for purposes of determining the long-term target opportunities for the named executives. Please enhance your qualitative discussion about the compensation committee’s decision making process in determining these targets and why the committee considers them appropriate for purposes of achieving the stated objectives. Please show us in your supplemental response what the revisions will look like.
Management Response #16:
Except with respect to Mr. Geswein, the target percentages of base compensation utilized to determine the long-term incentive opportunities for named executives remained unchanged from the target percentages established by the compensation committee in 2006.1 The decision-making process that the compensation committee followed in 2006 is detailed in the company’s definitive proxy statement filed on March 29, 2006 (the “2006 proxy statement”). The 2006 proxy statement sets forth the company’s compensation philosophy, expressing the company’s belief that its executive compensation opportunities should be competitive with compensation opportunities in the 50th percentile of the company’s peer group. Accordingly, in 2006 the compensation committee established the targets at percentages competitive with peers in the 50th percentile. With respect to Mr. Geswein, who joined the company as Chief Financial Officer in May 2007, the compensation committee determined that his long-term target percentage should be the same as the long-term target percentage of Mr. Sellick, who served as the company’s Chief Financial Officer from 2003 until Mr. Geswein joined the company. Mr. Geswein’s 2008 long-term target percentage remained unchanged from 2007.

Mr. John Cash
August 31, 2009

In late 2008, the compensation committee engaged Hewitt Associates to review the compensation payable to certain executives. That study, which is described in more detail under “How does Libbey determine the forms and amounts of executive compensation? Process for Setting 2009 Executive Compensation,” on page 27 of the definitive proxy statement filed on April 8, 2009, concluded that most executives’ target long-term incentive opportunities were below market. Accordingly, in February 2009 the compensation committee, based upon that study and recommendations from the CEO as to internal pay equity among the participants in the long-term incentive compensation plan, increased the target long-term incentive opportunities of certain executive officers to make them consistent with the current market, taking into account internal pay equity. The company’s proxy statement to be filed in 2010 will provide an appropriate discussion with respect to this decision by the compensation committee.

[1]	The chart on page 20 of the definitive proxy statement filed on April 8, 2009, discusses the basis upon which the compensation committee determines the target long-term incentive opportunities for our executives. Specifically, the third bullet point under the heading “Long-term, equity-based incentives; Performance shares” indicates that “Differences in target opportunities are a function of level of responsibility, anticipated ability to affect company performance over the long term and comparison to market pay information.” Accordingly, those executives with higher long-term target opportunities are expected to exert greater influence over the company’s performance over the long term than are those executives with lower long-term target opportunities.
What compensation did Libbey’s Executives receive for 2008, page 29
Annual Incentive Compensation, page 29
SEC Comment #17:
We note disclosure about the corporate-wide financial performance targets related to payment of annual incentive compensation. Please tell us, and ensure that in future filings you quantify, the budgeted IFO targets [we note that you have disclosed the working capital productivity ratio on footnote (2) to the Grants of Plan-Based Award table on page 46], to help investors put in perspective the target with the actual company performance, together with the compensation committee’s decision to whether or not award this element of compensation. Please show us in your supplemental response what the revisions will look like.
Management Response #17:
We respectfully submit that the disclosures provided on pages 29 and 46 provide investors with all information material to their ability to put the compensation committee’s decision not to award this element of compensation into perspective. The last paragraph on page 29 indicates that, although the named executives earned a payout with respect to the working capital productivity component of the annual incentive plan, the compensation committee used negative discretion, upon the recommendation of the chief executive officer (and with the concurrence of the other executive officers), to decline to award any incentive compensation with respect to that component of the annual incentive plan. The disclosure further explains that the significant decline in total shareholder return during the year was a significant factor underlying that decision. This disclosure provides investors not only with the ability to put into perspective the compensation committee’s decision to decline to award annual incentive compensation with respect to the working capital productivity component, but also with the ability to conclude that the compensation committee and management generally approach decisions with respect to

Mr. John Cash
August 31, 2009

incentive compensation in a thoughtful, judicious manner, taking into account how shareholders have been impacted during the year in question. That in turn enables investors to put into perspective the relative difficulty of achieving a payout under the IFO component of the annual incentive plan.
In addition, the last paragraph on page 29 indicates that the company did not achieve the threshold level of IFO, and therefore no amounts were earned under the IFO component of the annual incentive plan. [Footnote (2) to the Grants of Plan-Based Awards table indicates that the threshold level of IFO was 85% of budgeted IFO.] Accordingly, regardless of what the budgeted IFO target was, the company did not even achieve the threshold level and therefore no amounts were payable (or paid) with respect to the IFO component of the annual incentive plan.
In future filings, we will, to the extent material and not likely to result in competitive harm such that we may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, disclose the relevant target for any financial performance measure that may be established in connection with the annual incentive compensation plan.
Long-Term Performance-Based Compensation, page 30
SEC Comment #18:
We note that the financial measure for purposes of determining the long-term performanced-based compensation is the cumulative EBITDA over the different performance cycles. In accordance with Instruction 5 of Item 402(b) of Regulation S-K, your disclosure needs to identify how this measure was calculated from your audited financial statements. Please revise accordingly. Please show us in your supplemental response what the revisions will look like.
Management Response #18:
In future filings, we will, to the extent applicable, insert the following disclosure:
Page ___ of our Form 10-K filed on March ___, 20___ sets forth the reconciliation of net (loss) income to EBITDA. EBITDA is calculated as follows:
Net (Loss) income
Add: Interest expense
Add: Provision (benefit) for income taxes
Add: Depreciation and amortization

Earnings before interest, taxes, depreciation and amortization (EBITDA)
For purposes of determining the number of performance shares earned, EBITDA for a fiscal period is calculated as set forth above and is adjusted to exclude special charges during the fiscal period and the impact of any acquisition or disposition with respect to which EBITDA for the business that is acquired or sold, as the case may be, exceeds $5.0 million. Special charges recognized during the fiscal period are detailed in Note ___ to the Consolidated Financial Statements included in our Form 10-K filed on March ___, 20_.

Mr. John Cash
August 31, 2009

SEC Comment #19:
Please disclose what the budgeted EBITDA for the July 2006 LTIP was and how the compensation committee determined that the participants had earned 55.3% of the target number of the performance shares. We note your disclosure in the first full paragraph on page 31. Please show us in your supplemental response what the revisions will look like.
Management Response #19:
The compensation committee compared the actual, cumulative EBITDA for the 30-month performance cycle beginning July 1, 2006, and ending December 31, 2008, adjusted as indicated on page 30 and in our response to Comment 18 above, to the sum of EBITDA budgeted for each fiscal year and partial fiscal year during that 30-month performance cycle. Actual, cumulative EBITDA for the performance cycle was $241.5 million, while the sum of EBITDA budgeted for each fiscal year and partial fiscal year during the performance cycle was $278.1 million. Accordingly, the ratio of actual, cumulative EBITDA to budgeted EBITDA for the performance cycle was 86.8%, slightly above the threshold level of performance, which is described in footnote (3) to the Grants of Plan-Based Awards Table (page 48). The compensation committee reviewed the linear interpolation between the threshold and target awards to determine that the participants had earned performance shares equal to 55.3% of their target awards for the performance cycle in question.
To the extent material and not likely to result in competitive harm such that we may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, we will, in future filings, disclose the relevant target for any financial performance measure established in connection with any applicable long-term performance-based compensation awarded.
Summary Compensation Table, page 45
SEC Comment #20:
Please tell us why the values in “All Other Compensation” column differ from the “Total” amounts disclosed in footnote (2).
Management Response #20:
The narrative disclosure (pages 44-45) preceding the Summary Compensation Table explains the individual components of the total compensation reflected in the Summary Compensation Table. Specifically, the paragraph immediately preceding the Summary Compensation Table states:
     All Other Compensation. The amounts disclosed under the heading “All Other Compensation” include (a) the matching contributions that we make, on behalf of the Named Executives, to their respective accounts in our 401(k) savings plan for U.S. salaried employees; (b) the matching contributions that we make, on behalf of the Named Executives, pursuant to our ESP; (c) the cost that we paid for tax return preparation and financial planning for the respective Named Executives, together with tax “gross-ups” on that cost; (d) our incremental cost for ground transportation for trips from the Toledo, Ohio, area to the Detroit/Wayne County Metropolitan airport for our executives while traveling on business and for our executives and their spouses while traveling together; (e) the annual premiums that we pay to provide executive long-term disability

Mr. John Cash
August 31, 2009

coverage for each of the Named Executives; and (f) our cost of annual executive physical examinations and related services for the Named Executives. The amounts disclosed for 2007 for Mr. Geswein include our cost to relocate Mr. Geswein, his family and their belongings to Toledo, Ohio, from Dayton, Ohio, together with related tax “gross-ups” on that cost.
Footnote (2) details the perquisites that we provided to the named executives in 2008. Specifically, footnote (2) details the items referred to in clauses (b) through (f) of the narrative paragraph quoted above. Footnote (2) does not include the amount of the matching contributions that we made on behalf of the named executives to their 401(k) accounts, because the matching contributions are not perquisites.
Form 10-Q for the quarter ended March 31, 2009
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27
SEC Comment #21:
As highlighted in your Overall Summary of Financial Results for the Three Months Ended March 31, 2009, on page 27, we note the continuing deterioration in net sales, gross profit, and net income during your first quarter. While we note instances where you have highlighted this deterioration in the discussion of your results of operations, it appears that a more robust discussion of the downturn in the overall economy is necessary in order to provide readers with a full understanding of management’s views regarding the downturn in the overall economy, its impact on the company and management’s plans to address these events. This discussion should provide detailed information regarding your customers, recent order activity, expected trends, management’s response in managing these events, potential future actions by management and any other detailed information that would help investors better understand how your operations, financial position and liquidity are being impacted by the current economic environment.
Management Response #21:
On page 35 of our filing on Form 10-Q for the period ended June 30, 2009, we included an Overview discussion related to the impact of the downturn in the overall economy in order to summarize and provide more insight into management’s plans and actions designed to manage the company through the current economic downturn. The discussion is shown below:
Market conditions continue to be challenging. While comparisons to the record setting sales performance of the second quarter and first half of 2008 are dramatic, we have begun to see the results of our cash flow enhancements outlined on February 11, 2009. We have reduced capital spending, reduced production levels in response to the reduced demand in our markets, reduced our overall costs and reduced our investment in inventories during the first half of the year, a period which historically has seen a buildup of inventories in anticipation of normally higher sales in the second half of the year. The decreased production levels have caused pressure on our margins as certain fixed costs could not be reduced to the same extent as sales, but we have placed a higher priority on liquidity in the near term. We continue to see improvements in the trend of our retail business; however, at this time we expect that the eventual recovery of our

Mr. John Cash
August 31, 2009

other markets will occur slowly. We will continue to monitor our customer markets, and as the economy stabilizes we are prepared to adjust production levels accordingly, which should lead to improved profitability as the margin pressures described above begin to reverse.
Capital Resources and Liquidity, page 33
SEC Comment #22:
We note your disclosure that you began taking a number of steps in 2008 to improve your liquidity and have continued with further steps in 2009, including those announced in February of 2009. Please enhance future disclosures by discussing the steps you are taking and the expected impact on your liquidity and capital resources. Additionally, as it relates to the current economic environment, please expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity.
Management Response #22:
On page 44 of our filing on Form 10-Q for the period ended June 30, 2009, we enhanced our liquidity discussion to provide more details related to recent steps taken in response to the current economic conditions, including quantitative comments on a number of key items that are likely to be of interest to investors. The discussion is shown below:
Historically, cash flows generated from operations and our borrowing capacity under our ABL facility have allowed us to meet our cash requirements, including capital expenditures and working capital needs. Remaining unused availability on the ABL Facility was $56.6 million at June 30, 2009 and $44.6 million at December 31, 2008. In addition, our cash and cash equivalents balance of $24.1 million at June 30, 2009 is available for our short term financing needs. We were impacted by recessionary pressures in 2008, especially during the fourth quarter of the year, and the first half of 2009, and we anticipate that the global economic recession will continue throughout 2009 and perhaps beyond. In addition, interest on our PIK Notes will be payable in cash beginning December 1, 2009. We began taking a number of steps to enhance our liquidity in 2008 and have continued with further steps in 2009 (including those announced in February, 2009). These initiatives were expected to result in cash flow improvements in the range of $46 million to $50 million for 2009. These initiatives have been implemented, and we are beginning to see the results in our cash flow. These amounts included a reduction of $22 million to $24 million in capital expenditures. We are on course to achieve the higher end of that range, as our capital expenditures are currently expected to reach $20 million for the year, compared to the $45.7 million spent in 2008. However, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or arrange additional debt financing. Global financial markets and economic conditions have been, and continue to be volatile. The credit and capital markets remain challenging. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions, have made it difficult, and will likely continue to make it difficult, to obtain funding in future periods. If cash from operations and cash available from our ABL Facility are not sufficient to meet our needs, we cannot provide assurance that we will be able to obtain additional

Mr. John Cash
August 31, 2009

financing in sufficient amounts and/or on acceptable terms in the near future or when our debt obligations reach maturity. Our ABL Facility expires in December 2010, the Senior Notes expire in June 2011, and the PIK Notes expire in December 2011. Furthermore, because of the current price of our stock, we cannot anticipate that it would be desirable to sell additional equity, even if we were able to do so. However, based upon our operating plans and current forecast expectations (including expectations that the global economy will not deteriorate further) we anticipate that we will generate positive cash flow from operations and, if necessary, have sufficient cash availability from our ABL Facility to meet our ongoing liquidity needs.

Mr. John Cash
August 31, 2009

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in the filings and that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We further acknowledge that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that you will find the responses to the Staff’s comments comprehensive. If you have any questions with regard to these responses or are in need of additional information, please contact me at (419) 325-2135 or Sellism@libbey.com.
Sincerely,
Scott M. Sellick
Vice President and Chief Accounting Officer
Attachments
cc:	John F. Meier, Chief Executive Officer Greg T. Geswein, Chief Financial Officer Susan A. Kovach, General Counsel